January 9, 2009

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Stephen G. Krikorian
Accounting Branch Chief

	Re:	Avocent Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007 filed February 21, 2008

Forms 10-Q for the Fiscal Quarters Ended March 28, 2008, June 27, 2008 and September 26, 2008

Definitive Proxy Statement on Schedule 14A filed April 25, 2008

Form 8-K filed on December 2, 2008

File No. 000-30575

Dear Mr. Krikorian:

Avocent Corporation (the “Registrant”) submits this letter in response to your letter of December 16, 2008, which letter sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filings.  This letter sets forth the Registrant’s responses to the Staff’s comments.  For your convenience, we have numbered and restated in italics each comment to correspond to the numbering in the Staff’s comment letter.

Form 10-K for the Year Ended December 31, 2007

Business

Customers, page 9

1.              We note your response to our prior comment 2 and reissue it.  We note your statement that “[w]hile we have contracts with some of our OEM customers, none of them is obligated to purchase products from us except pursuant to binding purchase orders and license agreements.”  Specify whether you have agreements with Dell, HP and Tech Data and if so, describe their material terms.

Further, we note your statement on this page that the loss of, or material decline in orders from, certain of your OEMs would have a material adverse effect on your business, financial condition, results of operations, and cash flow.  You also have a risk factor entitled “A substantial portion of our business consists of sales to a limited number of OEM customers that are not obligated to continue doing business with us, and these sales vary considerably from quarter to quarter,” on page 20 in which you state that “[t]he loss of one or more large OEM customers would materially harm our business.”  Please provide us with your detailed analysis as to why you are not substantially dependent upon your sales to Dell, HP and Tech Data for purposes of Item 601(b)(l0)(ii)(B) of Regulation S-K.

Response:

Agreements.

We have, in the past, entered into agreements with each of Dell, HP and Tech Data, including a Master OEM Agreement with Dell, an Alliance Master Agreement with HP, and a Distribution Agreement with Tech Data.  Each of these agreements is based on the standard form of agreement proffered by these companies, and in each case, the purpose of entering into the agreement was to outline the basic structure of the relationship between the parties and to address certain standard provisions such as confidentiality, quality standards, warranties, purchase order processing and cancellation, delivery and acceptance procedures, IP matters, and returns and repairs.  These agreements, however, do not provide for significant obligations from either party, and in each case, the agreement specifies that the customer is not obligated to purchase any product from us unless and until a binding (and non-cancellable) purchase order is delivered .  Specifically, these master agreements do not require the customers to buy any of our products.  The agreements simply set forth only the terms to which a sale will be subject if and when such customer enters into a binding purchase order with us for specified products.

Item 601 Analysis.

Pursuant to subsection (ii) of Regulation S-K Item 601(b)(10), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the company, it is deemed to be ordinary course and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent.”  The rule provides examples of substantial dependence such as “continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials,” or any “license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

We believe that our master agreements with Dell, HP and Tech Data are of a sort that ordinarily accompanies the kind of business conducted by Avocent.  Moreover, these agreements do not obligate us to sell a major part of our goods or services to these customers, do not obligate the customer (individually or collectively) to buy a major (or even any) part of our goods or services, and do not involve the license to or by us of intellectual property upon which our business depends.  Thus, our business is not substantially dependent on these agreements.

In addition to the statutory analysis pursuant to Item 601, we also do not believe that disclosure of the Dell, HP and Tech Data agreements would provide material information relevant to an investor’s investment decision with respect to our securities.  As we have previously noted, these agreements are limited in scope and do not obligate the customers to purchase our products.  Rather, these agreements merely provide the terms to which sales will be subject if and when a customer enters into a binding purchase order for specified products.  Accordingly, filing the Dell, HP, and TechData agreements would not provide additional material information relevant to an investor’s investment decision with respect to our securities.

Accordingly, we have concluded that the master agreements with Dell, HP and Tech Data are not required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 101 Analysis.

Item 101(c)(vii) of Regulation S-K requires disclosure of sales to a customer that are made in an aggregate amount equal to 10% or more of the registrant’s consolidated revenues and the loss of which would have a material adverse effect on the registrant and its subsidiaries taken as a whole.

Because (1) sales to each of Dell, HP and Tech Data have represented more than 10% of our consolidated revenues in the relevant periods and (2) we believe that the loss of any of these customers would likely have a material adverse effect on our financial results, we have included the disclosure required by Item 101(c)(vii) in our periodic reports.

Our conclusion that the loss of one of these customers would have a material adverse effect on our financial results, however, does not mean that we believe that our business is substantially dependent on any one of them.  As discussed above, our business is not substantially dependent on any of these customers.

Future Filings.

In light of the Staff’s comment, in future filings we will assess statements made in our risk factors and cautionary statements made elsewhere in our reports that address the potential impact of the loss of one or more of our OEM customers.  We respectfully acknowledge the matter that has been highlighted by the Staff and we will ensure that our disclosure regarding our top three customers is clear, concise and consistent.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

General

2.              We note your response to our prior comment 6.  In the future, please expand your discussion to describe how the trends you note are affecting your operations and results and how you are addressing them.  For example you state in the Form 10-Q for the quarter ended September 26, 2008 that “any” adverse change in economic conditions and IT related spending could adversely affect your business and results of operations. Clarify whether these trends are actually occurring and if so, how you are addressing them.  As another example, you indicate that trends to reduce the number of weeks of forward-committed firm orders will continue to make your future sales more difficult to predict and inventory levels more difficult to manage.  Explain the steps you are taking to address the effect this trend has on your operations.

Response:

In future filings, in addition to identifying known trends that we reasonably expect to have a material impact on our net sales or income from operations, we will describe how such trends are affecting our operations and financial results and how we are addressing such trends.

Liquidity and Capital Resources, page 44

3.              We note that you amended your credit facility to add a $90 million term loan.  Please file this amendment or provide us with your analysis as to why it does not need be filed under Item 601(b)(4) of Regulation S-K.

Response:

The First Amendment to Credit Agreement was filed as exhibit 99.20 to our Quarterly Report on Form 10-Q filed with the Commission on August 6, 2008.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, pages 63 and 64

4.              Please explain how you are allocating revenue for the “minor number of outliers” noted in your response to prior comment 11.  Tell us how you determine VSOE in cases where the stated prices are below your “normal” range.  In addition, explain how you determine that a maintenance price is not considered substantive.  Indicate how these cases are different from those where the stated prices are below your normal range and you use VSOE to allocate revenue.  Explain the nature of the “renewal letter” and indicate the effect of this letter on your conclusion that you have persuasive evidence of an agreement when a contract is executed.  That is, indicate whether this letter is obtained after or before the software licensing period begins.

Response:

For our minor number of outliers, we issue a renewal letter which stipulates a renewal price for future periods that is consistent with our VSOE.  Based on pricing contained in our renewal letters, revenue for initial multiple element contracts is re-allocated to the undelivered elements so that maintenance revenues to be deferred and later amortized over the contract period are within our normal pricing range as supported by our VSOE.

In cases where stated maintenance prices are below our “normal” range, we also send out a renewal letter at the time the original order containing the license and related initial maintenance is processed (and thus before the software licensing period begins).  This renewal letter sets our renewal price for maintenance at stated dollar amounts equal to 15% of the net license price after taking into consideration any applicable discount.  We use the renewal price (which is explicitly stated in the renewal letter) as the amount to defer for maintenance revenue.  Renewal rates are non-negotiable, and the renewal letters are binding on both the Company and the customer.  As such, we believe that they provide persuasive evidence of an agreement when the original contract is executed.

Amounts less than the 15% threshold are considered not substantive, and amounts equal to or greater than this threshold are considered substantive.  The 15% threshold was established by Company management and is considered substantive as we believe it is in line with industry standards, yields profit margins within our expectations, and provides adequate funding for technical support and our future R&D spending incurred to develop desired enhancements and entice future maintenance renewals.

5.              You state that you expect maintenance revenues in subsequent periods to be less than periods that follow those in which you attain the same revenues through the completion of smaller contracts.  Please clarify this statement to explain why the same revenue amount will not result in the same amount of maintenance revenues in subsequent periods.  Does your reference to the same revenue equate to net license fees?  If the net license fee is the same, explain why subsequent maintenance revenues would be different.  In this regard, confirm whether you charge large contracts a lower maintenance percentage (e.g., 10%) than you charge smaller contracts (e.g., 15%).

Response:

Our prior response stating that “in periods in which we have a significant number of larger contracts (for which we will normally offer greater discounts), we expect that maintenance revenues in subsequent periods would be less than periods following those in which we attain the same revenues through the completion of smaller contracts” is a result of volume discounts that apply to larger orders.  This prior response was looking at revenues on a per node basis.  For example, if we have a single order from a channel partner for 10,000 nodes, this single order would potentially receive a volume discount.  On the other hand, if we have 20 different individual orders for 500 nodes each (totaling the same 10,000 nodes when combined), none of these orders would be eligible for a volume discount.  Discounts apply to the whole opportunity, and since maintenance and subscriptions are targeted at 15% and 10%, respectively, of the license price, the renewal of the single 10,000 node order which may have a volume discount would typically produce less revenue on a per node or license basis than the renewal of 20 orders of 500 nodes each.  Our policy is that all contracts (large and small) use the same 15% and 10% minimum price for assigning maintenance and subscription services.

In reviewing our prior response, we can see where the language used may have been unclear or confusing and the term “same revenues” should have been replaced by the term “same number of nodes” to provide better clarification.  We hope the above helps to clarify any questions you may have.

Definitive Proxy Statement Filed April 25, 2008

Summary Compensation for 2007

Summary Compensation Table, page 24

6.              We note your response to our prior comment 18.  In future filings, when a discretionary bonus is awarded, ensure that you describe the nature of the contributions by the NEO in a specific (but concise) manner that enables shareholders to better understand the nature of the NEO’s accomplishments and how they benefited the company.

Response:

In future filings requiring disclosure pursuant to Item 402 of Regulation S-K, in the event that a discretionary bonus is awarded to an NEO, we will describe the nature of the contributions by the NEO as requested by the Staff.

Form 10-Q for the Quarter Ended September 26, 2008

Controls and Procedures, page 30

7.              We note your disclosure that “Except as they relate to the acquisitions of Touchpaper and Ergo there were no changes in [y]our internal controls over financial reporting during the quarter ended September 26, 2008 that materially affected or are reasonable likely to materially affect, [y]our internal controls over financial reporting.  In future filings, revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  In this regard, you should not state that there were no changes except to the extent that there were changes.

Response:

We respectfully acknowledge the Staff’s comment and will ensure that in future filings we clearly state whether there were any changes in our internal controls over financial reporting that occurred during the relevant period that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Form 8-K filed December 2, 2008

8.              You disclose that you have amended the performance criteria for the performance share awards previously granted under your equity plans in February 2008.  In future filings requiring Item 402 of Regulation S-K disclosure, explain how this action benefited shareholders and discuss your policies regarding the adjustment of awards or payments if the relevant measures upon which they are based are adjusted.  Refer to Item 402(b)(2)(viii) of Regulation S-K.

Response:

In future filings requiring disclosure pursuant to Item 402 of Regulation S-K, we will discuss, generally, our policies regarding the adjustment of awards or payments if the relevant performance measures upon which they are based are adjusted and, specifically, our recent decision to amend the performance criteria for performance share awards.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (256) 217-1301 with any questions or comments regarding this letter.  Thank you for your assistance.

Sincerely,

Avocent Corporation

/s/ Edward H. Blankenship
Edward H. Blankenship
Senior Vice President of Finance and Chief
Financial Officer

cc:	Barbara C. Jacobs, Securities and Exchange Commission
Donna Levy, Securities and Exchange Commission
Tamara Tangen, Securities and Exchange Commission
Samuel F. Saracino, Avocent Corporation
Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati